UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 5, 2009

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**1-5532-99**	**93-0256820**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 7.01   Regulation FD Disclosure

In Portland General Electric Company's (PGE or the Company) Annual Report on Form 10-K for the year ended December 31, 2008, filed with the Securities and Exchange Commission on February 25, 2009, under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operation—The American Recovery and Reinvestment Act of 2009", PGE disclosed that it is evaluating the impact of, and certain benefits that may be available under, the American Recovery and Reinvestment Act of 2009 (the Act). Potential tax and appropriation benefits for qualifying projects under the Act include, among other things, the option of receiving either (i) 30% investment tax credits or (ii) Treasury Department grants, in lieu of production tax credits, for qualifying renewable energy facilities placed in service in either 2009 or 2010, or for qualifying renewable energy facilities on which construction commenced during 2009 or 2010 and that are placed in service after 2010 but prior to 2013.

Based on PGE's preliminary assessment of current provisions of the Act, the Company believes that it may be entitled to qualify for the Treasury Department grant option in amounts ranging from $60 million to $90 million in 2009 and $80 million to $110 million in 2010, related to its construction of Phases II and III of the Company's Biglow Canyon Wind Farm project, based on current project schedules.

These estimates and the Company's assessment of options under the Act are preliminary and are still under review and analysis by the Company. The availability of any such grants under the Act and the Company's final determination of whether to seek such grants or other benefits under the Act are subject to various other factors, including, among others, the promulgation of regulations under the Act and the clarification of regulatory treatment of grant funds under the Act. Accordingly, there is no assurance that the Company will either seek or receive any grants or other benefits under the Act.

Information Regarding Forward-Looking Statements

This current report includes forward-looking statements, including statements concerning possible benefits that may be available under the American Recovery and Reinvestment Act of 2009, statements concerning the Company's qualification for such benefits and statements concerning future developments that may affect the availability of such benefits or any decision by the Company to seek or forego such benefits. Portland General Electric Company based these forward-looking statements on its current expectations about future events in light of its knowledge of facts as of the date of this current report and its assumptions about future circumstances. Investors are cautioned that any such forward-looking statements are subject to risks and uncertainties and actual results may differ materially from those projected in the forward-looking statements. The Company assumes no obligation to update any such forward-looking statement. Risks and uncertainties that may cause outcomes to differ materially from these forward-looking statements include, among others: final regulations under the Act that would not permit the Company or its projects to qualify for grants or benefits thereunder; delays in the completion and placing into service of the Biglow Canyon Wind Farm project; and other risks and factors set forth under Item 1A "Risk Factors" of the Company's most recent Annual Report on Form 10-K filed with the United States Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

PORTLAND GENERAL ELECTRIC COMPANY
(Registrant)

Date: March 5, 2009   By: /s/ Maria M. Pope

Maria M. Pope
*Senior Vice President, Chief
Financial Officer and Treasurer*